ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

January 23, 2015

Jessica L. Reece (617) 235-4636 jessica.reece@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Sally Samuels, Esq.

Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)—

Responses to Comments on Post-Effective Amendment No. 72 with respect to “Prior

Related Performance Information”

Dear Ms. Samuels:

I am writing on behalf of Allianz Funds Multi-Strategy Trust (the “Trust,” or, the “Registrant”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission,” or the “SEC”) on the Trust’s Post-Effective Amendment No. 72 (the “485(a) Amendment”) to the Trust’s Registration Statement on Form N-1A. The 485(a) Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), on November 10, 2014 in connection with the registration of (i) Class A, Class C, Institutional Class and Class P Shares of AllianzGI Europe Equity Dividend Fund (the “Europe Equity Dividend Fund”), a new series of the Registrant, (ii) Class A, Institutional Class and Class P Shares of AllianzGI Global Megatrends Fund (the “Global Megatrends Fund”), a new series of the Registrant and (iii) Class A and Institutional Class shares of AllianzGI International Growth Fund (the “International Growth Fund” and, collectively with the Europe Equity Dividend Fund and Global Megatrends Fund, each a “Fund” and, together, the “Funds”), a new series of the Registrant.

We received oral comments from you regarding the 485(a) Amendment on December 18, 2014. We are providing our responses to your comments in two separate letters—this one, and an additional letter that will be filed subsequently. This letter addresses only your comments on the information contained in the section of the prospectus titled “Prior Related Performance Information”. A summary of your comments and the Trust’s response is set forth below. This response will be reflected, to the extent applicable, in Post-Effective Amendment No. 75 (the “485(b) Amendment”) to the Trust’s Registration Statement, which the Trust expects to file on or around January 26, 2015, pursuant to Rule 485(b) under the Securities Act.

As noted, this letter only addresses a subset of the comments you provided on our December 18 call. Summaries of your other comments and the Trust’s response thereto will be set forth in separate correspondence that the Trust also expects to file in advance of the 485(b) Amendment.

The Trust’s response to your additional comments will also be reflected, to the extent applicable, in the 485(b) Amendment. Because we are providing detailed information in response to certain of your comments on the “Prior Related Performance Information” section of the prospectus, we are submitting our responses to these comments with extra lead time in advance of the 485(b) Amendment.

Prospectus – “Prior Related Performance Information” Section

1.	Comment: The Staff notes the statement in the 485(a) Amendment that the Trust intends to update by amendment the section titled “Prior Related Performance Information,” and requests that the Trust submit updated disclosure and performance data to the Staff via EDGAR correspondence prior to the filing of the 485(b) Amendment.

Response: Attached as Appendix A hereto are composite and benchmark index performance data in substantially the form that the Trust intends to include in the “Prior Related Performance Information” section of the 485(b) Amendment. Changes to the text of the “Prior Related Performance Information” section are described in the responses below.

2.	Comment: Please (i) clarify for which Funds “Prior Related Performance Information” will be provided, (ii) clarify the way in which the performance information provided relates to the Funds for which “Prior Related Performance Information” will be provided and (iii) if the performance information provided reflects the investment performance of an investment adviser other than Allianz Global Investors U.S. LLC, please supplementally confirm that its inclusion complies with the relevant guidance included in the Staff’s letter dated August 6, 1996 to Nicholas-Applegate Mutual Funds (the “Nicholas-Applegate Letter”).

Response: “Prior Related Performance Information” will be provided with respect to the Europe Equity Dividend Fund and the International Growth Fund. These Funds are and will continue to be specifically identified in the second sentence of the first paragraph of the “Prior Related Performance Information” section, as well as in the headings of the tables contained in the section.

The Trust also submits that the “Prior Related Performance” section, as drafted in the 485(a) Amendment, appropriately explains the relationship between the performance information provided and the Funds discussed in the section. The second sentence of the first paragraph of the section states: “The following tables set forth historical performance information for the institutional accounts managed by AllianzGI U.S. that have substantially similar investment objectives, policies, strategies, risks and investment restrictions as the AllianzGI Europe Equity Dividend Fund and AllianzGI International Growth Fund.”

The Trust believes that the prior related performance information included in the 485(a) Amendment and in Appendix A hereto is appropriate and consistent with Staff guidance.

In preparing this disclosure, the Trust has reviewed the guidance provided by the Staff in the Nicholas-Applegate Letter, and in certain other letters that contain relevant Staff guidance, including the Staff’s letters (i) dated February 2, 1984, to Fiduciary Management Associates, Inc., (ii) dated April 15, 1986, to Growth Stock Outlook Trust, Inc. (the “Growth Stock Letter”) and (iii) dated January 27, 1989, to Conway Asset Management, Inc. The Trust believes that the 485(a) Amendment’s presentation of performance for similarly managed accounts is neither incomplete, inaccurate nor misleading. The Trust notes further that, to the extent included in one or both Composites, any prior related performance information that relates to accounts not managed by AllianzGI U.S. (the “Affiliate-Managed Accounts”) does relate to one or more accounts managed by the same individuals who will be managing the applicable Fund on behalf of AllianzGI U.S. going forward. Accordingly, the Trust believes that it is not necessary to revise the disclosure in the 485(a) Amendment to comply with applicable guidance the Nicholas-Applegate Letter or elsewhere provided by the Staff. However, for clarification, the Trust will revise the first sentence of the “Prior Related Performance Information” section as follows (new language denoted by underline):

The following tables set forth historical performance information for the institutional accounts managed by AllianzGI U.S., its predecessor advisers and affiliates that have substantially similar investment objectives, policies, strategies, risks and investment restrictions as the AllianzGI Europe Equity Dividend Fund and AllianzGI International Growth Fund.

3.	Comment: The second-to-last sentence of the third paragraph of the section states: “Composites include all actual discretionary institutional accounts managed by AllianzGI U.S., its predecessor advisers and affiliates for at least one full month that have investment objectives, policies, strategies and risks substantially similar to those of the corresponding Funds.” Please describe supplementally why the “one full month” criterion is appropriate.

Response: The Trust believes that the “one full month” criterion is appropriate in order to make the presentation of prior related performance information not misleading. The Trust notes that in the Growth Stock Letter, the Staff advised that any prior related performance information in a prospectus or advertisement should include “all of the adviser’s private clients’ accounts which were managed with investment objectives, policies, and strategies substantially similar to those to be employed by the adviser in managing the Fund.” The Trust submits that funds or accounts that are analogous to the Europe Equity Dividend Fund or International Growth Fund generally require at least one month to become fully invested in stocks consistent with their respective strategies. Therefore, a fund or account that is operated for less than a month cannot be “substantially similar” to one of the Funds, and its results cannot be included in a Composite.

The Trust notes, further, that the referenced disclosure is intended to convey the fact that the Global Investment Performance Standards (“GIPS”) require that monthly composite returns be calculated by asset-weighting the individual account returns using beginning-of-period account values.1 In effect, this requirement prevents an account from being included in composite returns until it achieves a full month’s worth of performance. Similarly, the Trust notes that, according to GIPS, terminated accounts can only be included in composite returns up until the last full measurement period (i.e., one full month) that the account was under management.2 When combined with the previous requirement, this requirement effectively means that accounts that were managed for less than a full month cannot be included in composite returns in a GIPS-compliant manner. The Trust therefore believes that the presentation included in the 485(a) Amendment, which seeks to present performance information in a manner consistent with GIPS, is appropriate and not misleading.

4.	Comment: Please define the term “Composite,” which is used throughout the section.

Response: The Trust notes that the term “Composite” as used in the 485(a) Amendment is intended to have the meaning the term is given under GIPS. GIPS defines a “Composite” as “an aggregation of one or more portfolios managed according to a similar investment mandate, objective, or strategy.”3 In the 485(b) Amendment, the Trust will revise the first sentence of the second paragraph in the “Prior Related Performance Information” section as follows (new language denoted by underline and deletions by ~~strikethrough~~):

The ~~composite data~~ data for each Composite (defined as an “aggregation of one or more portfolios managed according to a similar investment mandate, objective or strategy”) is provided to illustrate the past performance of AllianzGI U.S. and its predecessor advisers and affiliates in managing substantially similar accounts as measured against specified market indices and does not represent the performance of the above-mentioned Funds.

5.	Comment: The Staff requests that the Trust confirm whether any actual discretionary accounts that have investment objectives, policies, strategies and risks substantially similar to those of either Fund have been excluded from the applicable Composite (as the term is to be defined in the prospectus), and if so, explain why the Composite performance is not misleading.

Response: The Trust confirms that the Composites include all actual discretionary accounts managed by AllianzGI U.S. or by the members of the Funds’ portfolio management teams (in actions on behalf of affiliates of AllianzGI U.S.) that have investment objectives, policies, strategies and risks substantially similar to those of the related Fund. The Trust further represents that the Composites, as presented in the 485(a) Amendment, comply with the applicable GIPS rules,4 as well as applicable Staff guidance.

[1]	GLOBAL INVESTMENT PERFORMANCE STANDARDS, as adopted by the GIPS Executive Committee on January 29, 2010, Requirement 2.A.6, available at http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2010.n5.1.
[2]	See id. at Requirement 3.A.6.
[3]	Id., p. 37.
[4]	See id., Requirement I.3.

6.	Comment: Please confirm that the terms “institutional account”, “discretionary institutional account” and “institutional private account” are used appropriately and consider using one consistent term throughout the section.

Response: The Trust notes that each of these terms was intended to have the same meaning. The 485(b) Amendment will replace the terms “institutional account” and “institutional private account” with the term “discretionary institutional account” in each instance.

7.	Comment: For each Composite, please include annual returns for one-, three-, five- and ten-year periods, and since inception, to the extent available.

Response: The requested information is included in the tables in Appendix A and will be reflected, in substantially the same form, in the 485(b) Amendment.

8.	Comment: Please supplementally confirm that that the Registrant has the information needed to substantiate the performance disclosed in accordance with Rule 204-2(a)(16) of the Investment Advisers Act of 1940, as amended.

Response: The Trust confirms that it has collected, and will retain, the information needed to substantiate the performance disclosed in accordance with Rule 204-2(a)(16) of the Investment Advisers Act of 1940, as amended.

9.	Comment: Please confirm that the prior performance information provided was calculated in accordance with an appropriate, standardized methodology.

Response: The Trust confirms that the performance information presented in Appendix A and to be included in the 485(b) Amendment was calculated in accordance with the applicable GIPS rules.5

* * * * *

Tandy Representation

On behalf of the Registrant, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Registrant will not assert the

[5]	See id., Requirements I.1-3.

Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

* * * * *

Please do not hesitate to call me (at 617-235-4636) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Jessica L. Reece

Jessica L. Reece

cc:	Julian Sluyters
Thomas J. Fuccillo, Esq.
Angela Borreggine, Esq.
Debra Rubano, Esq.
David C. Sullivan, Esq.
George B. Raine, Esq.

Appendix A

AllianzGI U.S.’s Prior Performance of Similar Accounts Relating to the AllianzGI Europe Equity Dividend Fund

Year	Equity European Dividend Composite (Net of Fees)	Equity European Dividend Composite Gross of Fees)	MSCI Europe Index
Since Inception(1)	10.95	12.67	10.98
5-Year	6.37	8.11	5.28
3-Year	11.15	13.23	11.86
2014	-6.48	-4.74	-6.18
2013	29.51	31.93	25.23
2012	13.38	15.51	19.12
2011	-6.47	-5.12	-11.06
2010	6.02	7.23	3.88

(1)	Composite inception date: 5/1/2009. Return annualized from 5/1/2009 to 12/31/14.

AllianzGI U.S.’s Prior Performance of Similar Accounts Relating to the AllianzGI International Growth Fund

Year	International Growth Equity Composite (Net of Fees)	International Growth Equity Composite (Gross of Fees)	MSCI ACWI ex. USA Index	MSCI ACWI ex. USA Growth Index
Since Inception(1)	5.80	6.08	2.15	2.61
2014	0.31	0.57	-3.87	-2.65

(1)	Composite inception date: 5/1/2013. Return annualized from 5/1/2013 to 12/31/14.